UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of March 2018

Commission File Number: 001-38104

IMMURON LIMITED

(Name of Registrant)

Level 3, 62 Lygon Street, Carlton South, Victoria, 3053, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

IMMURON LIMITED

EXHIBITS

The following exhibits are submitted:

Exhibit Number	Description

99.1	Condensed Consolidated Financial Statements of Immuron Limited as of December 31, 2017 and for the Six Months ended December 31, 2017 and December 31, 2016

99.2	Operating and Financial Review and Prospects

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMMURON LIMITED

Date: March 19, 2018	By:	/s/ Peter Vaughan
Peter Vaughan
Joint Chief Financial Officer